Exhibit 99.1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS Lehigh Valley Associates and Subsidiary As of December 31, 2014 and 2013, and for the Three Years Ended December 31, 2014 With Report of Independent Auditors

Lehigh Valley Associates and Subsidiary
Audited Consolidated Financial Statements
As of December 31, 2014 and 2013, and for the Three Years Ended December 31, 2014

Report of Independent Auditors
To the Partners of
Lehigh Valley Associates and Subsidiary:
We have audited the accompanying financial statements of Lehigh Valley Associates, a Pennsylvania limited partnership, and Subsidiary (the Partnership), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, partners’ deficit, and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lehigh Valley Associates and Subsidiary at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

February 18, 2015

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Lehigh Valley Associates and Subsidiary

Consolidated Balance Sheets

	December 31
	2014	2013
Assets
Investment property, at cost	$ 85,763,448	$ 84,879,741
Less accumulated depreciation	46,058,142	43,476,720
	39,705,306	41,403,021

Cash and cash equivalents	5,801,171	8,156,661
Tenant receivables, net of allowance for credit losses of
$249,834 and $45,533 for 2014 and 2013, respectively	603,388	467,602
Accrued straight-line rent	2,786,153	2,631,317
Deferred costs, net	1,742,587	1,906,622
Other assets	1,064,853	1,027,250
Total assets	$ 51,703,458	$ 55,592,473

Liabilities and partners’ deficit
Mortgage note payable	$ 131,393,954	$ 133,542,159
Accounts payable and accrued expenses	6,735,919	7,593,644
Capital expenditures payable	706,535	576,725
Total liabilities	138,836,408	141,712,528

Partners’ deficit	(87,132,950)	(86,120,055)
Total liabilities and partners’ deficit	$ 51,703,458	$ 55,592,473

The accompanying notes are an integral part of these consolidated statements.

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Lehigh Valley Associates and Subsidiary

Consolidated Statements of Operations

	For the Years Ended
	December 31
	2014	2013	2012
Revenue:
Minimum rent	$ 22,598,061	$ 22,473,706	$ 21,090,823
Overage rent	240,426	164,666	276,880
Tenant reimbursements	13,391,928	12,355,469	11,505,009
Other income	374,342	634,108	375,512
Total revenue	36,604,757	35,627,949	33,248,224

Expenses:
Property operating	4,205,071	4,252,131	4,273,884
Depreciation and amortization	3,806,781	3,335,096	3,436,335
Real estate taxes	3,061,232	2,745,862	2,175,691
Repairs and maintenance	1,322,040	1,165,201	1,277,892
Advertising and promotion	864,523	797,250	830,398
Provision for credit losses	263,707	521,801	252,972
Other	310,499	334,442	374,260
Total expenses	13,833,853	13,151,783	12,621,432

Operating income	22,770,904	22,476,166	20,626,792
Interest expense	7,838,799	7,961,555	8,077,456
Net income	$ 14,932,105	$ 14,514,611	$ 12,549,336

The accompanying notes are an integral part of these consolidated statements.

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Lehigh Valley Associates and Subsidiary

Consolidated Statements of Partners’ Deficit

For the Years Ended December 31, 2014 and 2013

	PREIT	Kravco Simon
	Associates, L.P.	Investments, L.P.
	and Affiliate	and Affiliate
	(General Partner	(General Partner
	and Limited	and Limited
	Partner)	Partner)	Total

Partners’ percentage equity interest	50.0%	50.0%	100%

Partners' deficit at January 1, 2012	$ (43,395,996)	$ (43,396,006)	$ (86,792,002)
	(7,650,000)	(7,650,000)	(15,300,000)
	6,274,668	6,274,668	12,549,336
Partners’ deficit at January 1, 2013	(44,771,328)	(44,771,338)	(89,542,666)
Distributions	(5,546,000)	(5,546,000)	(11,092,000)
Net income	7,257,306	7,257,305	14,514,611
Partners’ deficit at December 31, 2013	(43,060,022)	(43,060,033)	(86,120,055)
Distributions	(7,972,500)	(7,972,500)	(15,945,000)
Net income	7,466,053	7,466,052	14,932,105
Partners’ deficit at December 31, 2014	$ (43,566,469)	$ (43,566,481)	$ (87,132,950)

The accompanying notes are an integral part of these consolidated statements.

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Lehigh Valley Associates and Subsidiary

Consolidated Statements of Cash Flows

	For the Years Ended
	December 31
	2014	2013	2012
Cash flows from operating activities
Net income	$ 14,932,105	$ 14,514,611	$ 12,549,336
Adjustments to reconcile net income to net
cash provided by operating activities:
Straight-line rent	(154,836)	(346,038)	(8,953)
Depreciation and amortization	3,859,705	3,387,874	3,489,114
Amortization of tenant inducements	127,365	127,017	126,654
Provision for credit losses	263,707	521,801	252,972
Changes in assets and liabilities:
Tenant receivables	(399,493)	(684,049)	(285,548)
Deferred costs and other assets	(256,468)	(550,464)	(371,309)
Accounts payable and accrued expenses	(857,725)	828,816	976,138
Net cash provided by operating activities	17,514,360	17,799,568	16,728,404

Cash flows from investing activities
Capital expenditures	(1,906,455)	(1,253,952)	(783,619)
Change in capital expenditures payable	129,810	94,249	269,964
Net cash used in investing activities	(1,776,645)	(1,159,703)	(513,655)

Cash flows from financing activities
Mortgage payments	(2,148,205)	(2,025,824)	(1,910,414)
Distributions to partners	(15,945,000)	(11,092,000)	(15,300,000)
Cash used in financing activities	(18,093,205)	(13,117,824)	(17,210,414)

(Decrease) increase in cash and cash equivalents	(2,355,490)	3,522,041	(995,665)
Cash and cash equivalents, beginning of year	8,156,661	4,634,620	5,630,285
Cash and cash equivalents, end of year	$ 5,801,171	$ 8,156,661	$ 4,634,620

The accompanying notes are an integral part of these consolidated statements.

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2014 and 2013, and for the Three Years Ended December 31, 2014

1. General
Lehigh Valley Associates (the Partnership) is a Pennsylvania limited partnership. On June 2, 2006, the Partnership formed Mall at Lehigh Valley, L.P. (the Mall), a Delaware limited partnership. The Partnership transferred all the assets and liabilities related to its regional shopping center and an office building (the Property) located in Whitehall, Pennsylvania, to the Mall in exchange for 100% ownership therein. The Partnership also entered into a lease agreement for the Property with its wholly owned subsidiary. The intercompany lease is eliminated in the accompanying consolidated financial statements. The Property leases space to retailers (national and international chains and locally owned stores) in the ordinary course of business.
The Partnership will terminate on December 31, 2073, unless terminated earlier as provided for in the agreement. Income, losses, and distributions are allocated to the partners in proportion to their respective ownership interests.
The Partnership is owned 50% by PREIT Associates, L.P. and its wholly owned subsidiary (general and limited partner), 49.5% by Kravco Simon Investments, L.P. (KSI, limited partner), and 0.5% by Delta Ventures, Inc. (DV, general partner). DV is a wholly owned subsidiary of KSI. Prior to January 10, 2014, KSI was owned by Simon Property Group, L.P. (SPG, L.P.) and the Powell family. Effective January 10, 2014, SPG, L.P. purchased the Powell family’s interest in KSI, resulting in SPG, L.P indirectly owning 50% of the Partnership.
Simon Property Group, Inc. (SPG), a publicly traded real estate investment trust (REIT), owned a controlling 85.5% and 85.7% of SPG, L.P. at December 31, 2014 and 2013, respectively.

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies
Use of Estimates
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reported periods. Actual results could differ from these estimates.
Consolidation
The accompanying consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary, the Mall. All significant intercompany balances and transactions have been eliminated. Hereafter, references to the Partnership include Lehigh Valley Associates and its wholly owned subsidiary, the Mall.
Investment Property
Investment property is recorded at cost. Investment property includes costs of acquisition, development, predevelopment and construction, tenant allowances and improvements, and interest and real estate taxes incurred during construction. Certain improvements and replacements from repairs and maintenance are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. Depreciation on building and improvements is provided utilizing the straight-line method over an estimated original useful life, which is generally 15 to 40 years. Depreciation on tenant allowances and improvements is provided utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. Depreciation on equipment and fixtures is provided utilizing the straight-line method over seven to ten years.
Investment property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of investment property may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, ending occupancy, and comparable sales per square foot. Impairment of investment property is measured when estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent that impairment has occurred, the excess of carrying value of the property over its estimated fair value is charged to income.

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Deferred Costs and Tenant Inducements
Deferred costs consist primarily of financing fees incurred to obtain long-term financing, leasing commissions and related costs, and tenant inducements. Deferred financing costs are amortized on a straight-line basis over the terms of the respective loan agreements. Deferred leasing costs are amortized on a straight-line basis over the terms of the related leases. Tenant inducements represent payments to tenants that do not qualify as tenant allowances or improvements. Tenant inducements are amortized as a reduction to minimum rent on a straight-line basis over the term of the related lease.
Deferred costs consist of the following at December 31:

	2014	2013

Deferred financing costs	$527,789	$527,789
Leasing costs and other	1,459,199	1,462,119
Tenant inducements	1,526,840	1,526,841
	3,513,828	3,516,749
Less accumulated amortization	1,771,241	1,610,127
	$1,742,587	$1,906,622

Interest expense in the accompanying Consolidated Statements of Operations includes amortization of deferred financing costs of $52,924, $52,778, and $52,779 for the years ended December 31, 2014, 2013, and 2012, respectively. Depreciation and amortization in the accompanying Consolidated Statements of Operations includes amortization of deferred leasing costs of $202,611, $215,549, and $285,089 for the years ended December 31, 2014, 2013, and 2012, respectively. Minimum rent in the accompanying Consolidated Statements of Operations is reduced by amortization of tenant inducements of $127,365, $127,017, and $126,654 for the years ended December 31, 2014, 2013, and 2012, respectively. The Partnership wrote off $221,786, $335,950, and $504,460 of fully amortized deferred costs during 2014, 2013, and 2012, respectively.

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition
The Partnership, as a lessor, has retained substantially all of the risks and benefits of ownership of the Mall and accounts for its leases as operating leases. Minimum rents are accrued on a straight-line basis over the terms of their respective leases. Substantially all of the retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. The Partnership recognizes overage rents only when each tenant’s sales exceed its sales threshold.
Leases are typically structured to allow the Partnership to recover a significant portion of property operating and repairs and maintenance expenses (referred to herein as CAM), as well as other expenses such as real estate taxes and advertising and promotion expenses from the tenants. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court, and other administrative expenses. The Partnership accrues reimbursements from tenants for recoverable portions of all of these expenses as revenue in the period the applicable expenditures are incurred. The Partnership receives a fixed payment from substantially all tenants for the CAM component, which is recorded as revenue when earned. When not reimbursed by the fixed CAM component, CAM expense reimbursements are based on the tenant’s proportionate share of the allocable operating expenses and CAM capital expenditures for the property.
The Partnership receives payments for these reimbursements from substantially all tenants throughout the year. This reduces the risk of loss on uncollectible accounts once the Partnership performs the final year-end billings for recoverable expenditures. Differences between actual and estimated tenant reimbursements are recognized in the subsequent year. Advertising and promotion costs are expensed as incurred.
Allowance for Credit Losses
A provision for credit losses is recorded based on management’s judgment of tenant creditworthiness, ability to pay, and probability of collection. Accounts are written off when they are deemed to be no longer collectible. In addition, the retail sector in which the tenant operates and the historical collection experience in cases of bankruptcy are considered, if applicable.

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Income Taxes
As a partnership, the allocated share of the operating results for each period is includable in the income tax returns of the partners; accordingly, income taxes are not reflected in the Partnership’s consolidated financial statements. Management evaluates the potential that the Partnership may be subject to income taxes in the future. As of December 31, 2014 and 2013, there were no uncertain tax positions that had a material impact on the Partnership’s consolidated financial statements.
Cash and Cash Equivalents
All highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Partnership places cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits.
Cash paid for interest by the Partnership was $7,794,998, $7,917,380, and $8,032,789 during 2014, 2013, and 2012, respectively.
Subsequent Events
Subsequent events have been evaluated by the Partnership through February 18, 2015, the date the consolidated financial statements were available to be issued.

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements (continued)

3. Investment Property
Investment property consists of the following at December 31:

	2014	2013

Land	$5,752,083	$5,752,083
Building and improvements	77,768,643	77,096,905
Total land, building, and improvements	83,520,726	82,848,988

Furniture, fixtures, and equipment	2,242,722	2,030,753
Investment property, at cost	85,763,448	84,879,741

Less accumulated depreciation	46,058,142	43,476,720
Investment property, at cost, net	$39,705,306	$41,403,021

The Partnership wrote off $1,022,748 of fully depreciated assets during fiscal year 2014.
4. Mortgage Note Payable
On June 8, 2010, the Partnership, through its subsidiary, the Mall, obtained a $140,000,000 mortgage note. The mortgage note bears interest at a fixed rate of 5.88% and requires monthly principal and interest payments of $828,600, based on a 30-year amortization period, through the mortgage note’s maturity date of July 5, 2020, at which time the remaining principal and interest balance of $117,610,923 is due. The mortgage note is secured by the investment property and related rents and leases of the Partnership.
As of December 31, 2014, scheduled principal repayments on the mortgage note, over the next five years and thereafter, are as follows:

2015	$2,277,981
2016	2,415,595
2017	2,561,523
2018	2,716,267
2019	2,880,359
Thereafter	118,542,229
$131,393,954

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements (continued)

4. Mortgage Note Payable (continued)
Based on the borrowing rates currently available to the Partnership for loans with similar terms and maturities, the fair value of the mortgage note at December 31, 2014 and 2013, was approximately $145,200,000 and $144,000,000, respectively, and the estimated discount rate was 3.72% and 4.45%, respectively.
5. Rentals Under Operating Leases
The Partnership receives rental income from the leasing of retail space under operating leases. The leases also provide for the tenants to pay electricity charges to an affiliate of KSI. Future minimum rentals to be received under noncancelable operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2014, are as follows:

2015	$20,158,475
2016	19,234,358
2017	16,093,997
2018	11,854,012
2019	9,254,301
Thereafter	26,568,174
$103,163,317

6. Commitments and Contingencies
Litigation
The Partnership currently is not subject to any material litigation nor to management’s knowledge is any material litigation currently threatened against the Partnership other than routine litigation, claims, and administrative proceedings arising in the ordinary course of business. Management believes that such routine litigation, claims, and administrative proceedings will not have a material adverse impact on the Partnership’s consolidated financial position or results of operations.

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Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements (continued)

7. Related-Party Transactions
An affiliate of SPG, L.P. manages the Partnership. A management fee based on rental income, as defined in the management agreement, is charged for management services, which totaled $1,014,912, $1,000,767, and $951,302 during 2014, 2013, and 2012, respectively. Leasing commissions earned by the manager were $418,981, $493,101, and $531,238 in 2014, 2013, and 2012, respectively. In addition, affiliates of SPG, L.P. are compensated for services provided beyond the scope of the management fee (e.g., consulting, development, financing, and other), which totaled $25,482, $31,308, and $36,202 for the years ended December 31, 2014, 2013, and 2012, respectively. The Partnership was charged $0, $0, and $3,173 for the years ended December 31, 2014, 2013, and 2012, respectively, by an affiliate of KSI for national advertising and promotion programs.
During 2014, 2013, and 2012, the Partnership was charged $450,635, $360,135, and $480,359, respectively, for electricity usage by an affiliate of KSI. Certain commercial general liability and property damage insurance, which totaled $296,343, $309,994, and $328,834 was provided to the Partnership by an affiliate of SPG, L.P in 2014, 2013, and 2012, respectively. The Partnership was charged $388,158, $337,783, and $329,039 in 2014, 2013, and 2012, respectively, by an affiliate of SPG, L.P. for national advertising and promotion programs.
At December 31, 2014 and 2013, $301,567 and $347,594, respectively, were payable to the affiliate and are included in accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets.

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